

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 4561

February 28, 2018

Rongjie Dong
Chief Executive Officer
HUYA, Inc.
Building B-1, North Block of Wanda Plaza
No. 79 Wanbo 2nd Road
Panyu District, Guangzhou 511442
The People's Republic of China

> **Re:** **HUYA, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted February 1, 2018**
> **CIK No. 0001728190**

Dear Mr. Dong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   You state that the prospectus contains information from a report commissioned by you and prepared by Frost & Sullivan. Please revise to provide the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Our Business, page 1

2.   You state that you are the No. 1 game live streaming platform in China and you have the largest and most active game live streaming community in terms of average MAUs,

average DAUs, and average daily time spent per active user in the fourth quarter of 2017. Please revise to provide your ranking in the prior comparative period to provide context.

3.   You state that, as of December 31, 2017, your live streaming content covered over 2,600 different games, including mobile, PC and console games. Please revise to provide the data for the same period in 2016.

Corporate History and Structure, page 4

4.   Please revise to provide an organizational chart depicting your corporate structure before and after the offering.

Risk Factors

As our patents may expire and may not be extended, page 25

5.   You state on page 135 that a patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. We note your disclosure on page 153 that you obtained an exclusive and royalty-free license from Guangzhou Huaduo to use 39 patents through the respective terms of such patents. To the extent there are pending expiration of material patents, please revise this risk factor to so state. Refer to Part I, Item 3.D of Form 20-F.

If we fail to maintain an effective system of internal control over financial reporting…, page 28

6.   Please revise this risk factor to clarify that you will not be required to provide an assessment of the effectiveness of your internal control over financial reporting until your second annual report after your initial public offering and that an auditor attestation of management's evaluation of effectiveness of the internal controls is not required as long as you are an emerging growth company.

Use of Proceeds, page 63

7.   You state that you plan to use the net proceeds of the offering primarily to expand and enhance your product and service offerings and strengthen your technologies, and to use the balance of the proceeds for working capital and other general corporate purpose, including possibly providing funding to your wholly foreign-owned subsidiary in China only through loans or capital contributions and to your variable interest entity only through loans. Please revise your disclosure to disclose the estimated net amount of the proceeds broken down into each principal intended use.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 79

8.	We note that you disclose the following information or key factors throughout your filing: the average monthly active user, total monthly active user, average daily active user, total daily active user, average daily time spent per active user, average mobile monthly active user, average mobile daily active user, average monthly active broadcasters, average daily live streaming time, average number of times applications are opened per user per day, total number of active broadcasters, and total daily time spent per active user. These appear to be important measures of your operating performance. In this regard, we note your reference on page 23 to some of the terms as "key operating metrics." Please revise your disclosure to define what comprises, and how you compute, each of your performance metrics and, where applicable, provide an enhanced quantitative and qualitative discussion and analyses of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer you to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release 33-8350.

9.	You indicate that monetization is driven by your ability to convert more users to paying users, as well as your ability to increase the spending of your paying users. To supplement your disclosure of the increase in the number paying users, please revise to also provide a measure of the spending per paying user, such as average revenue per user, for each period presented. Refer to Part I, Item 5.A.1 of Form 20-F and Section III.B.1 of SEC Release 33-8350.

Results of Operations, page 81

10.	Please revise to ensure that you provide a qualitative and quantitative analysis of each of the contributing or offsetting factors that caused material changes in your results of operations. For example, describe the reasons for the 200.9% increase in live streaming revenues, other than the 138.3% increase in the number of paying users. Also, quantify the impact that the increase in sales of virtual items and the increase in the number of broadcasters each had on the increase in revenue sharing fees and content costs. Similarly, quantify each of the factors identified as contributing to, and partially offsetting, the increase in bandwidth costs. In addition, identify the factor(s) offsetting the one-off expense of RMB20.0 million to explain the RMB12.1 million net increase in general and administrative expenses. Refer to Part I, Item 5 of Form 20-F and Section III.D of SEC Release 33-6835.

Revenue sharing fees and content costs, page 83

11.	You state on page 79 that in the nine months ended September 30, 2017, your live streaming revenues accounted for 95.4% of your total net revenues. We note your disclosure that revenue sharing fees costs consist primarily of payments to broadcasters and talent agencies in accordance with your revenue-sharing arrangements. We further note your disclosure on page 13 that in the first nine months ended September 30, 2017, your top 100 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 20% of your total net revenues. Where applicable, please revise your disclosure to provide the material terms of the revenue-sharing arrangements with broadcasters and talent agencies, including the multi-year cooperation agreements that contain exclusivity clauses with your top 100 most popular broadcasters.

Quantitative and Qualitative Disclosures about Market Risk, page 90

12.   Please revise to address any material foreign exchange risk and interest rate risk associated with the cash and cash equivalents and short-term deposits held in U.S. dollars, as noted from your disclosures on page F-62. Refer to Part I, Item 11 of Form 20-F.

Intellectual Property, page 124

13.   You state that as of the date of the prospectus, you have registered two patents in China, and have applied for 58 additional patents with the PRC State Intellectual Property Office. Please revise to discuss how long it takes for patent applications to be approved or denied.

Properties, page 125

14.   You indicate on page 89 that your operating leases agreements will expire in less than a year. Please revise your disclosure to clarify whether your operating lease agreements provide for a lease renewal and whether you intend to renew your lease with YY, your controlling shareholder.

Related Party Transactions, page 153

15.   Please file all agreements discussed in this section as exhibits to the registration statement, including the license from Guangzhou Huaduo to use 39 patents, and agreements related to the services arrangement and online advertising arrangement, or tell us why you believe they are not material. Refer to Item 601 of Regulation S-K.

Taxation, page 179

16.   We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Commerce & Finance Law Offices regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively.

> Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(l) Revenue recognition, page F-20

17.   For your virtual items, virtual currency and noble member status, please revise to disclose important judgments and assumptions used to determine recognition of the deferred amounts and related revenue. For example, consider disclosure of usage patterns and estimated average lives. Similarly revise your revenue recognition critical accounting policy on page 93. Refer to ASC 235-10-50-3.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(j) Recently issued accounting pronouncements, page F-60

18.   Please clarify what you mean in your disclosure that the "…Company has applied the new revenue standard from January 1, 2018…," considering that no financial statements covering the period of adoption have been presented.

Note 16. Redeemable convertible preferred shares, page F-72

19.   We note your disclosure on page F-79 that the Series A Preferred Shares will be automatically converted into ordinary shares upon the closing of a Qualified IPO pursuant to your memorandum and articles of association. Please tell us where the terms of the automatic conversion are described in your discussion of the key terms of the Series A Preferred Shares, or revise to disclose. In this regard, tell us how you have complied with the disclosures required by ASC 505-10-50-3.

Note 23. Unaudited pro forma balance sheet and loss per share for conversion of preferred shares, page F-79

20.   Please revise your presentation of the numerator used to compute unaudited pro forma basic and diluted net loss per share to begin with net loss attributable to ordinary shareholders as reported.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

22.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara Jacobs
Assistant Director
Office of Information Technologies
and Services

cc:	Z. Julie Gao, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP